Ex. 17.1

Via Email

Board of Directors Aytu BioPharma, Inc. 373 Inverness Parkway

Suite 206

Englewood, CO 80112

May 17, 2021

Dear Directors,

We write to resign our respective positions on the Board of Directors (the “Board”) of Aytu BioPharma, Inc. (the “Company”), effective immediately.

As previously stated during our most recent board meeting on May 12, 2021, we disagree with the Board’s approach to governance issues relating to approval of equity grants of 9% of the Company’s equity to the CEO and certain other directors prior to our joining the Board.

After learning about these equity grants in the Form 8-K filed by the Company on April 16, 2021, we immediately engaged with the Company to learn more about these equity grants and we requested that the Board meet to discuss the governance issues raised by these grants. At this time, it is apparent that the Board is unwilling to meet and discuss our concerns.

Despite all our efforts to avoid this resignation, as a result of the Company’s failure to address our concerns, we have concluded that it is in the best interests of the Company and its stockholders for us to resign from the Board while furnishing the Board with this letter concerning the circumstances surrounding our resignations to be filed as an exhibit to the Company’s corresponding report on Form 8-K.

By:	/s/ Beth Hecht

By:	/s/ Gerald McLaughlin